Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 10 DATED FEBRUARY 19, 2009

Supplements Nos. 9 and 10 to be used with

PROSPECTUS DATED APRIL 25, 2008

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 9 (cumulative, replacing all prior supplements) dated January 23, 2009 reports on (a) our purchase of 21 hotels containing a total of 2,478 guest rooms for an aggregate gross purchase price of $341,199,867, plus our assumption of existing loans secured by three of these hotels; (b) our execution of certain purchase contracts that relate to 21 hotels containing a total of 2,512 guest rooms and that provide for an aggregate gross purchase price of $355,088,216; (c) our execution of a certain purchase contract for the potential purchase and leaseback of approximately 500 acres of land to be used for natural gas production and that provides for a gross purchase price of approximately $150,000,000; and (d) our recent unaudited financial information and certain additional information about us.

Supplement No. 10 dated February 19, 2009 reports on (a) the status of our best-efforts offering of units; (b) the termination of two purchase contracts; and (c) the election of certain executive officers.

As of May 14, 2008, we completed our minimum offering of 9,523,810 units at $10.50 per unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of January 29, 2009, we had closed on the sale of 35,531,996 additional units at $11 per unit and from such sale we raised gross proceeds of $390,851,967 and proceeds net of selling commissions and marketing expenses of $351,766,771. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $490,851,967 and proceeds net of selling commissions and marketing expenses of $441,766,771.

In connection with our hotel purchases to date, we paid a total of $6,823,997, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.